

Investor Presentation
November 2017

Safe Harbor Statement

This presentation contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. These statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") can be identified by the use of forward-looking terminology including "guidance," "may," "should," "likely," "will," "believe," "expect," "anticipate," "estimate," "continue," "plan," "intend," "projects," or other similar words. All statements, other than statements of historical fact included in this presentation, regarding strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans, objectives and beliefs of management are forward-looking statements. Forward-looking statements appear in a number of places in this presentation and may include statements about business strategy and prospects for growth, customer acquisition costs, ability to pay cash dividends, cash flow generation and liquidity, availability of terms of capital, competition and government regulation and general economic conditions. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot give any assurance that such expectations will prove correct.

The forward-looking statements in this presentation are subject to risks and uncertainties. Important factors that could cause actual results to materially differ from those projected in the forward-looking statements include, but are not limited to:
- changes in commodity prices,
- extreme and unpredictable weather conditions,
- milder than anticipated weather conditions,
- impact of hurricanes and other natural disasters,
- the sufficiency of risk management and hedging policies,
- customer concentration,
- federal, state and local regulation, including the industry's ability to prevail on its challenge to the New York Public Service Commission's order enacting new regulations that sought to impose significant new restrictions on retail energy providers operating in New York,
- key license retention,
- increased regulatory scrutiny and compliance costs,
- our ability to borrow funds and access credit markets,
- restrictions in our debt agreements and collateral requirements,
- credit risk with respect to suppliers and customers,
- level of indebtedness,
- changes in costs to acquire customers,
- actual customer attrition rates,
- actual bad debt expense in non-POR markets,
- actual results of the companies we acquire,
- accuracy of billing systems,
- ability to successfully navigate entry into new markets,
- whether our majority shareholder or its affiliates offers us acquisition opportunities on terms that are commercially acceptable to us,
- ability to successfully and efficiently integrate acquisitions into our operations,
- ability to achieve expected future results attributable to acquisitions,
- changes in the assumptions we used to estimate our 2017 Adjusted EBITDA, including weather and customer acquisition costs,
- competition, and
- the "Risk Factors" in our Form 10-K for the year ended December 31, 2016, and in our quarterly reports, other public filings and press releases.

You should review the Risk Factors and other factors noted throughout or incorporated by reference in this presentation that could cause our actual results to differ materially from those contained in any forward-looking statement. All forward-looking statements speak only as of the date of this presentation. Unless required by law, we disclaim any obligation to publicly update or revise these statements whether as a result of new information, future events or otherwise. It is not possible for us to predict all risks, nor can we assess the impact of all factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

In this presentation, we refer to EBITDA and Adjusted EBITDA, which are non-GAAP financials measures the Company believes are helpful in evaluating the performance of its business. Except as otherwise noted, reconciliation of such non-GAAP measures to the relevant GAAP measures can be found at the end of this presentation.

sparkenergy®

Notice to Investors about Subsequent Investor Presentations

Investors are advised that the company does not intend to furnish subsequent investor presentations on a Current Report on Form 8-K. Investors should consult the company's website at ir.sparkenergy.com to review subsequent investor presentations.

Spark Energy at a Glance

Spark Energy, Inc. Independent Retail Energy Services Provider

Headquartered:	Houston, TX
Founded:	1999
IPO:	July 2014
Ticker / Exchange:	SPKE / NASDAQ Global Select Market
Market Capitalization:	$521.2MM
Debt	$109.4MM
Preferred Stock:	$41.2MM
Enterprise Value:	$671.8MM
Annual Dividend:	$0.725 (paid quarterly)
Implied Dividend Yield:	4.8%

18 Years of Dedicated Service to the Deregulated Energy Markets

Market Data as of November 2, 2017

Spark Energy Highlights

- **Ten acquisitions completed since IPO, creating significant shareholder value**

  - Recently closed acquisition of Verde Energy, a 100% renewable brand with approximately 145,000 RCEs

- **Clear line of sight for significant uplift to Adjusted EBITDA through full integration of acquisitions**

- **Additional international expansion opportunities**

- **Aligned sponsor supports growth strategy while reducing risks**

  - Sponsor owns 22,975,306 of Class A and Class B shares[1], representing approximately 66% of the Company's outstanding capital

  - Sponsor plans to continue to help Spark source and finance acquisition opportunities

- **Full supply desk and risk department work together to hedge portfolio and optimize margins**

- **Quarterly dividends of $0.18125 ($0.725 annualized) since IPO in July 2014**

- **Recently upsized credit facility to $150 million, with an additional $50 million accordion, increasing financial flexibility**

- **Highly experienced senior management team**

- **Total Shareholder Return of ~156% since January 2015**

[1]Shares as of November 2, 2017

sparkenergy®

How Spark Energy Serves its Customers

Delivering Electricity



SPARK ENERGY

DISTRIBUTION

GENERATION

TRANSMISSION

Delivering Natural Gas



SPARK ENERGY

DISTRIBUTION

PRODUCTION

TRANSPORTATION

Our Value Proposition to the Customer

Stable and Predictable Energy Costs	Potential Cost Savings	Green and Renewable Products

sparkenergy®

Opportunities for Organic and M&A Growth

Natural Gas



39MM Eligible Customers[1,2]
18% Penetration
<1% Spark Share

Electricity



63MM Eligible Customers[2]
32% Penetration
<1% Spark Share

Only 18% of eligible natural gas customers and 32% of eligible electricity customers have made a competitive supplier choice[2]

Source: DNV GL, EIA
[1]Residential customers only
[2]Eligible customers defined as customers in deregulated states

Synergies following acquisitions

Achieve efficiencies through:

 **Performance Improvements**

 **Systems Consolidation**

 **Legal Entity Rationalization**

 **Standardization & Simplification**

International Markets

 Successful JV in Japan **eREX** *Energy Resources Exchange*

 Under LOI with a counterparty active in the UK, Ireland, and Canada

M&A Opportunities

 Highly fragmented competitive market of independent energy retailers, majority with <300K customers

Strategic M&A Criteria

 **Scale / Density**

 **Geography**

 **Products**

 **Synergies**

 **Growth Engine**

Customer Lifetime Value Strategy

Increase Lifetime Value

Sophisticated Customer Acquisition Model

- Multi-channel sales
- Diverse sales geography
- Leverage analytics to determine market entry and product tailoring
- Contracted revenue model with subscription-like flow

- Analyze historical usage and attrition data to optimize customer profitability
- Customer retention team focused on product selection, renewal, and cross-sell opportunities
- Win-back strategy leverages customers across multiple brands
- Provide high-quality service

Create Long-Tenure, High Value Customers

- Attractive EBITDA margin and cash flow conversion
- Targeted payback period is 12 months
- Long-standing customer relationships

Actively Managed Customer Base Drives Profitability

Spark's Geographical Diversity:
19 States and 94 Utility Territories



ME
NH
MA
NY
MI
CT
PA
NJ
IL
IN
OH
DE
MD
DC
NV
CA
CO
AZ
TX
FL
Electricity
Natural Gas

Residential Customer Equivalents RCEs

(In thousands)	Electricity	Percent	Natural Gas	Percent	Total	Percent
East	592	76%	105	59%	697	73%
Midwest	74	9%	46	26%	120	12%
Southwest	113	15%	27	15%	140	15%
Total	779	100%	178	100%	957	100%

RCE counts are as of September 30, 2017 and do not include contribution from eREX Spark Marketing joint venture in Japan

sparkenergy

Proven Track Record of Acquisitions and Integration



~12,500 RCEs
Connecticut

December 2014



~9,500 RCEs
Northern California

March 2015



~65,000 RCEs
13 New Markets

July 2015



~40,000 RCEs
7 New Markets

July 2015



~121,000 RCEs
9 New Markets

August 2016



~220,000 RCEs
15 New Markets

August 2016



~60,000 RCEs
1 New State & Market

April 2017



~145,000 RCEs
3 New Markets

July 2017

Multiple Brands and Sales Channels Enhance Our Ability to Acquire Customers Organically

verdeenergyusa
CenStar Energy
ElectricityMAINE The Power to HELP
majorenergy
sparkenergy empower what matters
OASIS ENERGY
ENH Power The Power to HELP
Provider Power MASS The Power to Help
RESPOND POWER



Door-to-Door
Telemarketing
Online
Direct Mail

- Multiple brands allow for brand positioning and winback strategies not previously available
- Outsourced vendor relationships allow rapid scaling and low fixed costs while driving quality, efficiency and flexibility
- Organic commission structure ensures customer quality and lifetime value

Portfolio Diversification



Commodity

Gas
19%

Electricity
81%

Product

Variable
26%

Fixed
74%

Customer

Commercial
36%

Residential
64%

Both product and customer mix, combined with geographic diversification supports stable cash flow

Based on RCEs as of September 30, 2017

sparkenergy®

Conservative Capitalization Minimizes Risk

- $150.0 million syndicated credit facility closed in May
  - $50.0 million accordion
- $91.5 million drawn[1]
- Low cost of capital
- New facility is larger than prior facility, has a simplified structure, and fewer covenants

Leverage Ratio[1]	
Debt[1]	$109.4 MM
TTM Adjusted EBITDA	$99.0 MM
Leverage Ratio	**1.1x**

[1]As of September 30, 2017

Managing Commodity Price Risk

> *Seasoned, in-house supply team provides a strong competitive advantage relative to our peers while ensuring risk mitigation*

- Proven hedging strategy that has been refined over Spark Energy's 18 year history

- Demonstrated ability to "weather the storm" through up-and-down commodity markets, extreme weather events, and down economies

- Disciplined risk management supports aggressive growth plans

  - Virtually all fixed price exposure is hedged

  - Variable hedging policy based on individual market characteristics

  - Hedging policy monitored closely by CFO and Risk Team

- Risk management policy approved by syndicate banks and Board of Directors

- Over $250MM in available credit with wholesale suppliers[1]

[1]As of September 30, 2017

Creating Shareholder Value



Spark Energy, Inc. —— **NASDAQ Composite** —— **Russell 2000**

156% Total Shareholder Return since January 2015

Total Shareholder Return assumes an investment of $100 on January 1, 2015 and also assumes the reinvestment of dividends

Key Investment Highlights

High Growth

Proven Track Record of Accretive Acquisitions and Integrations

10

Transactions since IPO

Consistent Organic Growth

~5%

Organic customer growth last year

Sustainable Dividends

Customer & Product Diversification Underpins our Dividend

19 States
94 Utilities
2 Commodities
9 Brands

Conservative Capitalization and Risk Management

~1.1x

Leverage Ratio

Committed to the Dividend and Total Shareholder Return

$0.725

Annual Dividend

Aligned Sponsor Provides Access to Capital, M&A Opportunities, and Streamlined Customer Operations Services to Support Aggressive Growth

Investor Relations Contact Information



Investor Relations
Spark Energy, Inc.
12140 Wickchester Lane, Suite 100
Houston, TX 77079
http://ir.sparkenergy.com/

Contact: Robert Lane
ir@sparkenergy.com
832-200-3727



Appendix

Spark by the Numbers

Adjusted EBITDA ($MM)



($ in millions)	2015	2016	3Q16	3Q17
Revenue	$358.2	$546.7	$158.1	$215.5
Retail Gross Margin	$113.6	$182.4	$45.2	$50.6
Adjusted EBITDA	$36.9	$81.9	$20.3	$19.6
Customer Acq. Costs	$19.9	$24.9	$8.2	$6.7

Residential Customer Equivalents (000s)



	3Q 2016	3Q 2017
RCEs (000s)[2]	753	957
RCE Attrition	3.8%	4.2%
Electricity Volume (MWh)	1,451,182	2,063,894
Natural Gas Volume (MMBtu)	1,775,174	1,706,132
Electricity Unit Margin ($/MWh)	$27.01	$21.56
Natural Gas Unit Margin ($/MMBtu)	$3.40	$3.56

Proven Leadership

Senior Management has over 35 Years of Retail Energy Experience



Nathan Kroeker • CEO and President

- Veteran leader in sales strategy, global energy supply, and M&A across the upstream, downstream, and midstream energy sectors
- Extensive international experience; board member of ESM (a Japanese retail energy company); previously worked for Macquarie and Centrica



Jason Garrett • Executive Vice President

- Served in leadership roles, including M&A, for various deregulated energy companies including SouthStar Energy, Just Energy, and Continuum
- Proven success and expertise in sales leadership, call center management, operational improvements and cost reduction initiatives



Robert Lane • Vice President and Chief Financial Officer

- Former CFO of Emerge Energy Services LP (NYSE:EMES)
- Experienced in M&A, integration and capital markets throughout the energy sector
- Certified Public Accountant and Chartered Financial Analyst



Gil Melman • Vice President, General Counsel and Corporate Secretary

- Former general counsel to Madagascar Oil Limited (LSE:MOIL) and lawyer at Vinson & Elkins LLP
- Proficient in representing public and private companies, investment funds and investment banking firms on M&A and capital markets transactions

Extensive M&A Experience Across the Team Ensures Value Creation

sparkenergy®

Board of Directors

W. Keith Maxwell III • Chairman of the Board of Directors

Mr. Maxwell serves as non-executive Chairman of the Board of Directors, and was appointed to this position in connection with the IPO. Mr. Maxwell also serves as Chief Executive Officer of NuDevco Partners, LLC and National Gas & Electric, LLC, each of which is affiliated with us. Prior to founding the predecessor of Spark Energy in 1999, Mr. Maxwell was a founding partner in Wickford Energy, an oil and natural gas services company, in 1994. Wickford Energy was sold to Black Hills Utilities in 1997. Prior to Wickford Energy, Mr. Maxwell was a partner in Polaris Pipeline, a natural gas producer services and midstream company sold to TECO Pipeline in 1994. In 2010, Mr. Maxwell was named Ernst & Young Entrepreneur of the Year in the Energy, Chemicals and Mining category. A native of Houston, Texas, Mr. Maxwell earned a Bachelor's Degree in Economics from the University of Texas at Austin in 1987. Mr. Maxwell has several philanthropic interests, including the Special Olympics, Child Advocates, Salvation Army, Star of Hope and Helping a Hero. We believe that Mr. Maxwell's extensive energy industry background, leadership experience developed while serving in several executive positions and strategic planning and oversight brings important experience and skill to our board of directors.

Nathan Kroeker • Director, President and Chief Executive Officer

Nathan Kroeker, appointed President of Spark Energy in April 2012, is responsible for overseeing the day-to-day operations and help shape the overall strategy of the company. Nathan is a 15-year industry veteran with diverse experience in public accounting, M&A, and both retail and wholesale energy. Nathan first joined the company in July 2010 as Executive Vice President and Chief Financial Officer of Spark Energy Ventures. Prior to Spark, Nathan held senior finance and leadership roles with Macquarie and Direct Energy. He began his career in public accounting, including both audit and M&A advisory functions. Nathan holds a Bachelor of Commerce (honors) degree from the University of Manitoba, and has both a CPA (Texas) as well as a CA (Canada).

Nick W. Evans, Jr. • Independent Director

Mr. Evans began his career at the Georgia Railroad Bank and then joined Abitibi Southern Corporation. He began his television career in sales at WATU-TV and WRDW-TV in Augusta and then moved to WNEP-TV, Wilkes-Barre/Scranton, Pennsylvania. He returned to WAGT-TV in Augusta and eventually became president and general manager. From 1987 to 2000, he was President and CEO of Spartan Communications, Inc., headquartered in Spartanburg, South Carolina. He currently serves as chairman of ECP Benefits and ECP/Trinity, partner of Toast Wine & Beverage, and is involved in business development for Group CSE in Atlanta. Mr. Evans is a former board member of numerous civic, community, business and industry organizations. While a Rotarian he was selected as a Paul Harris Fellow. Currently, he holds board positions with Wells Fargo (Augusta Advisory Board), Forest Hills Golf Association, Azalea Capital (Advisory Board) and Coca-Cola Bottling Company United, Inc. Mr. Evans holds a B.B.A degree from Augusta College. Mr. Evans was selected to serve as a director because of his leadership and management expertise.

James G. Jones II • Independent Director

Mr. Jones was appointed to our Board of Directors in August 2014. Mr. Jones is a partner at Weaver Tidwell LLP, a regional certified public accounting firm with over 500 professionals. Prior to joining Weaver Tidwell, LLP, Mr. Jones was a partner in the Houston office of Padgett Stratemann & Co. from May 2014 to August 2016. Prior to joining Padgett Stratemann & Co., Mr. Jones worked at Ernst & Young LLP from 1998 to March 2014. Mr. Jones holds a Doctor of Jurisprudence from Louisiana State University and a Bachelor of Science in Accounting from the University of Louisiana at Monroe. Mr. Jones was selected to serve as a director because of his extensive tax and financial background, as well as his management expertise.

Kenneth M. Hartwick • Independent Director

Mr. Hartwick was appointed to our Board of Directors in August 2014 and re-elected in May 2015. Mr. Hartwick currently serves as the Senior Vice President and Chief Financial Officer of Ontario Power Generation, Inc., an electricity producer, a position he has held since March 2016. Mr. Hartwick also serves as a director of MYR Group, Inc., an electrical contractor specializing in transmission, distribution, and substation projects, a position he has held since 2015. Mr. Hartwick served as the Chief Financial Officer of Wellspring Financial Corporation, a sales financing company, from February 2015 until March 2016. Mr. Hartwick also served as the interim Chief Executive Officer of Atlantic Power Corporation, a power generation plant operator, from September 2014 until January 2015 and as a director of Atlantic Power Corporation from October 2004 until March 2016. He has served in various roles for Just Energy Group Inc., most recently serving as President and Chief Executive Officer from 2004 to February 2014. Mr. Hartwick also served as President for Just Energy Group Inc. from 2006 to 2008, as Chief Financial Officer from 2004 to 2006 and as a director from 2008 to February 2014. Mr. Hartwick also served as the Chief Financial Officer of Hydro One, Inc., an energy distribution company, from 2002 to 2004. Mr. Hartwick holds an Honours of Business Administration degree from Trent University. Mr. Hartwick was selected to serve as a director because of his extensive knowledge of the retail natural gas and electricity business and his leadership and management expertise.

sparkenergy®

Up-C Structure



Sponsor

Class B Common Stock
21,485,126 Shares[1]
- Not publicly traded
- No economic rights[2]

Class A Common Stock
13,145,636 Shares[1]
- Publicly traded
- 100% of economic interest in Spark Energy, Inc.

Public

Spark Energy, Inc.

Spark HoldCo

Operating Subsidiaries

[1]*Shares as of November 2, 2017*
[2]*Sponsor receives distributions through direct interest in Spark HoldCo*

Spark in the Community



Empower What Matters Most

Spark partners with organizations that:

- Raise the quality of life for children and military veterans
- Make communities better places to live and work
- Drive America's economic future through entrepreneurship education
- Provide an avenue for employees to get involved in the community and to support the company's green values



Spark is directly connected to the Clubs through active Board representation, volunteerism, and in providing critical resources. The **Boys & Girls Clubs** provides a safe and positive place, particularly in at-risk areas, for youth to go after school and in the summer. Through the Clubs, Spark provides direct support to youth via programs focused on Academic Success, Healthy Lifestyles, and Good Character/Citizenship.



Helping a Hero provides specially adapted homes — and other much-needed services and resources — for severely-injured military combat veterans. Spark is proud to play its part in helping America's heroes transition back to normal lives in their communities by donating electricity to these warriors for the first year they own their new homes.



Through Spark's work with the **Arbor Day Foundation**, Spark is able to extend its environmental efforts far beyond green energy.



Spark helps **Lemonade Day** introduce youth to the concept of starting and operating their own lemonade stand businesses while teaching the real-world skills they need to achieve their dreams.



1.6 million people around the world lack proper access to electricity. Through Spark's relationship with **LuminAID**, it is developing programs to distribute solar-powered inflatable lights to areas that need it the most.



Appendix: Reg. G Schedules

Reg. G

Appendix Table A-1: Adjusted EBITDA Reconciliation
The following table presents a reconciliation of Adjusted EBITDA to net income for each of the periods indicated.

($ in thousands)	2015	2016	3Q16	3Q17
Net income	$25,975	$65,673	$6,801	$12,942
Depreciation and amortization	25,378	32,788	8,295	11,509
Interest expense	2,280	8,859	1,270	2,863
Income tax expense	1,974	10,426	1,129	2,451
EBITDA	55,607	117,746	17,495	29,765
Less:				
Net, (losses) gains on derivative instruments	(18,497)	22,407	(609)	(2,752)
Net, Cash settlements on derivative instruments	20,547	(2,146)	(8,869)	7,457
Customer acquisition costs	19,869	24,934	8,242	6,568
Plus:				
Non-cash compensation expense	3,181	5,242	1,585	1,118
Contract termination charge related to Major Energy Companies change of control	-	4,099	-	-
Adjusted EBITDA	**$36,869**	**$81,892**	**$20,316**	**$19,610**

sparkenergy®

Reg. G

Appendix Table A-2: Adjusted EBITDA Reconciliation

The following table presents a reconciliation of Adjusted EBITDA to net cash provided by operating activities for each of the periods indicated.

($ in thousands)	2015	2016	3Q16	3Q17
Net cash provided by operating activities	$45,931	$67,793	$(48,157)	$16,418
Amortization and write off of deferred financing costs	(412)	(668)	(231)	(219)
Allowance for doubtful accounts and bad debt expense	(7,908)	(1,261)	(381)	(2,517)
Interest expense	2,280	8,859	1,270	2,863
Income tax expense	1,974	10,426	1,129	2,451
Changes in operating working capital				
Accounts receivable, prepaids, current assets	(18,820)	12,135	4,475	4,457
Inventory	4,544	542	1,672	2,246
Accounts payable and accrued liabilities	13,008	(17,653)	54,299	(9,973)
Other	(3,728)	1,719	6,240	3,884
Adjusted EBITDA	**$36,869**	**$81,892**	**$20,316**	**$19,610**
Cash flows provided by (used in) operating activities	$45,931	$67,793	$(48,157)	$16,418
Cash flows (used in) provided by investing activities	$(41,943)	$(36,344)	$17,976	$(5,712)
Cash flows (used in) provided by financing activities	$(3,873)	$(16,963)	$34,242	$(13,502)

Reg. G

Appendix Table A-3: Retail Gross Margin Reconciliation
The following table presents a reconciliation of Retail Gross Margin to operating income for each of the periods indicated.

($ in thousands)	2015	2016	3Q16	3Q17
Operating income	$29,905	$84,001	$8,960	$18,088
Depreciation and amortization	25,378	32,788	8,295	11,509
General and administrative	61,682	84,964	18,009	25,566
Less:				
Net asset optimization revenue	1,494	(586)	108	(320)
Net, (losses) gains on non-trading derivative instruments	(18,423)	22,254	(1,183)	(2,568)
Net, Cash settlements on non-trading derivative instruments	20,279	(2,284)	(8,889)	7,481
Retail Gross Margin	**$113,615**	**$182,369**	**$45,228**	**$50,570**
Retail Gross Margin – Retail Natural Gas Segment	$53,360	$64,233	$6,039	$6,075
Retail Gross Margin – Retail Electricity Segment	$60,255	$118,136	$39,189	$44,495

sparkenergy®

Reg. G

Adjusted EBITDA

We define "Adjusted EBITDA" as EBITDA less (i) customer acquisition costs incurred in the current period, (ii) net gain (loss) on derivative instruments, and (iii) net current period cash settlements on derivative instruments, plus (iv) non-cash compensation expense, and (v) other non-cash and non-recurring operating items. EBITDA is defined as net income (loss) before provision for income taxes, interest expense and depreciation and amortization. We deduct all current period customer acquisition costs (representing spending for organic customer acquisitions) in the Adjusted EBITDA calculation because such costs reflect a cash outlay in the year in which they are incurred, even though we capitalize such costs and amortize them over two years in accordance with our accounting policies. The deduction of current period customer acquisition costs is consistent with how we manage our business, but the comparability of Adjusted EBITDA between periods may be affected by varying levels of customer acquisition costs. For example, our Adjusted EBITDA is lower in years of customer growth reflecting larger customer acquisition spending. We do not deduct the cost of customer acquisitions through acquisitions of business or portfolios of customers in calculated Adjusted EBITDA. We deduct our net gains (losses) on derivative instruments, excluding current period cash settlements, from the Adjusted EBITDA calculation in order to remove the non-cash impact of net gains and losses on derivative instruments. We also deduct non-cash compensation expense as a result of restricted stock units that are issued under our long-term incentive plan.

We believe that the presentation of Adjusted EBITDA provides information useful to investors in assessing our liquidity and financial condition and results of operations and that Adjusted EBITDA is also useful to investors as a financial indicator of our ability to incur and service debt, pay dividends and fund capital expenditures. Adjusted EBITDA is a supplemental financial measure that management and external users of our combined and consolidated financial statements, such as industry analysts, investors, commercial banks and rating agencies, use to assess the following:

- our operating performance as compared to other publicly traded companies in the retail energy industry, without regard to financing methods, capital structure or historical cost basis;
- the ability of our assets to generate earnings sufficient to support our proposed cash dividends; and
- our ability to fund capital expenditures (including customer acquisition costs) and incur and service debt.

Retail Gross Margin

We define retail gross margin as operating income (loss) plus (i) depreciation and amortization expenses and (ii) general and administrative expenses, less (i) net asset optimization revenues, (ii) net gains (losses) on non-trading derivative instruments, and (iii) net current period cash settlements on non-trading derivative instruments. Retail gross margin is included as a supplemental disclosure because it is a primary performance measure used by our management to determine the performance of our retail natural gas and electricity business by removing the impacts of our asset optimization activities and net non-cash income (loss) impact of our economic hedging activities. As an indicator of our retail energy business' operating performance, retail gross margin should not be considered an alternative to, or more meaningful than, operating income (loss), its most directly comparable financial measure calculated and presented in accordance with GAAP.

The GAAP measures most directly comparable to Adjusted EBITDA are net income (loss) and net cash provided by operating activities. The GAAP measure most directly comparable to Retail Gross Margin is operating income (loss). Our non-GAAP financial measures of Adjusted EBITDA and Retail Gross Margin should not be considered as alternatives to net income (loss), net cash provided by operating activities, or operating income (loss). Adjusted EBITDA and Retail Gross Margin are not presentations made in accordance with GAAP and have important limitations as analytical tools. You should not consider Adjusted EBITDA or Retail Gross Margin in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA and Retail Gross Margin exclude some, but not all, items that affect net income (loss) and net cash provided by operating activities, and are defined differently by different companies in our industry, our definition of Adjusted EBITDA and Retail Gross Margin may not be comparable to similarly titled measures of other companies.

Management compensates for the limitations of Adjusted EBITDA and Retail Gross Margin as analytical tools by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating these data points into management's decision-making process.